UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

Daniel Zeff

885 Sixth Avenue

New York, New York 10001

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 872885207	13D	Page 2 of 6
(1) NAMES OF REPORTING PERSONS Zeff Capital, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) PN

____________________________

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of September 30, 2019, as reported in the Form 10-Q filed by TSR, Inc. on October 15, 2019.

	CUSIP No. 872885207	13D	Page 3 of 6
(1) NAMES OF REPORTING PERSONS Zeff Holding Company, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) OO

____________________________

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of September 30, 2019, as reported in the Form 10-Q filed by TSR, Inc. on October 15, 2019.

	CUSIP No. 872885207	13D	Page 4 of 6
(1) NAMES OF REPORTING PERSONS Daniel Zeff
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
437,774 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
437,774 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 437,774 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%[*]
(14) TYPE OF REPORTING PERSON (see instructions) IN

____________________________

[*] Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of September 30, 2019, as reported in the Form 10-Q filed by TSR, Inc. on October 15, 2019.

Explanatory Note

This Amendment No. 9 (this “Amendment”) amends and supplements the Schedule 13D filed on July 26, 2018, as amended on August 23, 2018, September 19, 2018, October 10, 2019, January 4, 2019, August 2, 2019, August 8, 2019, September 4, 2019, and October 23, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

As of October 28, 2019, the Reporting Persons believe that there is a substantial likelihood that the Issuer will not be able to complete the Repurchase, or make the Settlement Payment, prior to 5:00 p.m., Eastern time, on December 30, 2019 (such event, a “Repurchase Failure”). If a Repurchase Failure occurs, all of the then-current members of the Board (other than Messrs. Erikson and Tirpak) will resign from the Board pursuant to conditional resignations that they previously delivered. Following a Repurchase Failure, the Reporting Persons expect that Messrs. Erikson and Tirpak, as the remaining members of the Board, will appoint additional directors to the Board. Such additional directors may include Mr. Zeff.

In order to protect the value of their investment in the Issuer, the Reporting Persons believe that they must commence preparations for the possibility of a Repurchase Failure. In that regard, the Reporting Persons intend to have discussions about the Issuer and its business and operations with other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, other investors, current and potential employees, and others. These discussions may materially affect, and result in, among other things, the Reporting Persons, before or after a Repurchase Failure, (1) modifying their ownership of the Common Stock; (2) proposing changes in the Issuer’s business, operations, management, governance or capitalization; (3) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (4) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons will continue to comply with their obligations under the Settlement Agreement and the Repurchase Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC, as
general partner

By:  /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF HOLDING COMPANY, LLC

By:  /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

/s/ Daniel Zeff

Daniel Zeff